Timothy J. Stabosz
                             1307 Monroe Street
                             LaPorte, IN  46350
                             PH: (219) 324-5087



Board of Directors
Scotts Liquid Gold-Inc.
4880 Havana Street
Denver, CO  80239


Mark E. Goldstein
Jeffrey R. Hinkle
Dennis H. Field
Jeffry B. Johnson
Gerald J. Laber
Philip Neri

November 24, 2012

Members of the Scott's Liquid Gold Board:

As Scott's Liquid Gold's largest outside shareholder, with a 7.1% ownership stake, I note with great interest the November 21, 2012 8-K filing indicating the pending sale of company real estate for $9.5 million. While I fully support the transaction, I have grave concerns about the intentions the board has for the use of the approximately $5.5 million in net cash that would result.

It is imperative that you realize, as a board, and that Mr. Goldstein realize, that many or most of your outside shareholders are NOT interested in participating in the continuation of this company, and having this board,
and a CEO with a record of long-term failure, "invest" the proceeds.   I
want to make it clear to you that I personally view the closing of this transaction as an appropriate time for you, the board, TO PROVIDE AN ENDGAME FOR THOSE WHO WANT OUT OF SCOTT'S LIQUID GOLD...and who want OUT of Mr. Goldstein's abysmal record of net losses for what will be, in 2012, 14 out of the last 15 years, with both revenues and shareholders' equity down 70% or more, over those same 15 years.

Therefore, I am, at this time, respectfully requesting an in person meeting with the entire board, in December, to discuss options the company would intend to pursue with the liquidity that would be generated from this transaction. I would also request that you solicit your other large outside shareholders to be invited to such a meeting.

I want to emphasize to you, in no uncertain terms, that those of us who have been around this company long enough view this board's toleration of the value destruction under Mr. Goldstein as an outrageous dereliction...and view the cash that will be generated from this transaction as OURS, and not Mr. Goldstein's to do with as he pleases. If you are not willing to reach out to me, and all of the outside shareholders, at this time, to discuss what the appropriate uses for that cash may be, I would see that as nothing less than a "declaration of war," by the board, against its entire outside shareholder base.

I also hasten to remind you that, at the last annual meeting, in May 2012, the election would have resulted in EVERY SINGLE ONE OF THE BOARD MEMBERS BEING WITHHELD, if you exclude shares that Mr. Goldstein controls from the calculation. Considering there was no organized proxy contest or withhold campaign, the election results represent a WHOLESALE REJECTION of the entire board...and a stinging rebuke of your longstanding support of the current CEO. One would hope you will take that vote as the sobering message it is...that most of the outside shareholders are tired of being "taken along for the ride," as the company, under Mr. Goldstein, continually erodes in value.

With all of this in mind, there are a number of ways to deploy the cash that would result from closing the real estate deal. A large cash dividend or stock buyback...or even a "going private" transaction or a sale of the entire company should be considered. By my estimation, an effort to "maximize shareholder value," starting with a 50 cent per share dividend, would likely result in a per share value somewhere in the range of $.75-1.00 or more, which would respresent a multiple of anywhere from FIVE TO SEVEN TIMES the 15 cent price the common stock was trading at, before you filed the 8-K announcing the pending sale of real estate. Such a return to shareholders would be astronomical...and is not to be ignored!

Another alternative, that would be quite fair to all parties, would be to facilitate those who want to "get out" to do just that, while allowing those who want to "stay" to stay...by conducting a self tender for 3 million (or more) shares, at a price of not less than 50 cents per share.

After speaking tonight with Director Bub Laber, I want you to know that I have chosen to be infinitely more measured in the tone of this 13D filing, compared to the scathing narrative I originally wrote. I hope you will appreciate that. It is also my hope that you will seek to reestablish trust that has been pretty much destroyed, by reaching out directly to myself, and to other engaged outside shareholders, such as Richard Barone, Michael Deutsch, etc., regarding their view of appropriate uses of the cash that is generated from the proposed transaction. I want to again emphasize that the time to do that outreach is NOW, well before the deal closes. Considering how much grave offense and insult has been taken (certainly by myself), with the board's unacceptable ignoring of the critical problem areas I and others have sought to bring to your attention, one hopes that the board will now take it upon itself to rebuild bridges that it has previously burned.

With the ability to "unlock" so much value now before us, it is important that the board look at ALL options, as your fudiciary duty requires. Please have Mr. Laber or Mr. Goldstein follow up with me promptly, on your plans to solicit input, and to explore the possibility of coming to formal understandings, about what the company will do with the cash, so that all shareholders will have an equal ability to participate in the rewards of this transaction...but most importantly, that those who want to "unhook themselves from this train" and be provided the ability to remove our capital from this company, will be provided the opportunity to do so, if we no longer want to participate, with Mr. Goldstein at the helm.

Respectfully,

Timothy J. Stabosz